Millennia Tea Masters, Inc.
                         2591 Dallas Parkway, Suite 102
                               Frisco, Texas 75034


                                                                   July 16, 2002

VIA EDGAR


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      Millennia Tea Masters, Inc.
                  Registration Statement on Form SB-2 (File No. 333-68398) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

         Millennia Tea Masters, Inc. (the "Company"), hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-68398), together with all exhibits thereto (the "Registration Statement"), pursuant to Rule 477(b) promulgated under the Securities Act of 1933, amended.

         The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 27, 2001 and amended February 7, 2002 pursuant to which the Company would issue up to 300,000 shares of its common stock (the "Shares"). The Registration Statement has not yet been declared effective by the Commission. The Company requests withdrawal of the Registration Statement because it lacks funds to complete an amendment to the Registration Statement to respond to the staff's comments. The Company has not offered or sold any of the Shares covered by the Registration Statement.

         Should the staff of the Commission have further questions regarding this application, please contact our counsel, Ronald L. Brown of Glast, Phillips & Murray at (972) 419-8302.

                                           Very truly yours,

                                           MILLENNIA TEA MASTERS, INC.


                                           By:   /s/  Kevin B. Halter, President
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